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EXHIBIT 99(a)(11)

Form of Email Notification of Acceptance of Properly Tendered Eligible Options

Re: Acceptance of All Properly Tendered Options

Dear           :

    We are pleased to inform you that the expiration date of our Offer to Exchange has passed and that all conditions to our acceptance of your properly tendered options have been satisfied or waived. Accordingly, we have accepted your tender of            eligible options in accordance with the terms of the Offer to Exchange. Within approximately six weeks, we will be sending you a Restricted Stock Agreement to sign and return, which will confirm the terms of your restricted stock issued in exchange for your eligible options.

Very truly yours,

UNOVA, Inc.

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EXHIBIT 99(a)(11)